Exhibit 21.1

Subsidiaries of Immune Pharmaceuticals Inc.

The following are the subsidiaries of Immune Pharmaceuticals Inc.:

Name	Jurisdiction of Incorporation
Immune Pharmaceuticals USA Corp.	Delaware
Immune Pharmaceuticals Ltd.	Israel
Maxim Pharmaceuticals, Inc.	Delaware
Cytovia, Inc.	Delaware
Immune Oncology Pharmaceuticals Inc.	Delaware
EpiCept GmbH (closed January 2015)	Germany